EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Avalon Rare Metals Inc. (the “Company” or “Avalon”)
130 Adelaide St. W., Suite 1901
Toronto, ON  M5H 3P5

2.	Date of Material Change:

November 27, 2013

3.	News Release:

The Company issued a news release with respect to the material change referred to in this report on November 27, 2013 via Marketwire and it was subsequently filed on SEDAR.

4.	Summary of Material Change:

On November 27, 2013, Avalon announced that it entered into a share purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) pursuant to which the Company may sell up to US$30,000,000 worth of common shares in the capital of the Company (“Shares”) to LPC during the term of the Purchase Agreement, at its sole discretion.

5.	Full Description of Material Change:

The Purchase Agreement has a term of 36 months and included an initial purchase of 4,375,000 Shares (the “Initial Purchase”) at a price of US$0.64 per Share for aggregate gross proceeds of US$2,800,000. The price per share of US$0.64 was the closing price of the Shares on the NYSE MKT on November 26, 2013.

Subsequent to the completion of the Initial Purchase, the Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of Shares to LPC, on such terms and conditions as are described in the Purchase Agreement. Pursuant to the Purchase Agreement, Avalon has control over the timing and purchase of any future sale of Shares, subject to certain conditions. Upon the issuance of a valid purchase notice under the Purchase Agreement, LPC is obligated to make such purchases. The purchase price for any additional sales of Shares will be based on market prices immediately preceding any notice of sale without any fixed discount.

The Company issued 918,521 Shares to LPC as a commitment fee for entering into the Purchase Agreement. Another 918,521 Shares will serve as compensation on a pro-rata basis as the US$30,000,000 purchase amount is funded.

There are no upper price limitations, negative covenants or restrictions on the Company’s future financing activities in connection with the Purchase Agreement, and the Company may terminate the Purchase Agreement at any time with no cost or penalty.

The company has filed a prospectus supplement dated November 27, 2013, with respect to its U.S. registration statement and Canadian base shelf prospectus, each dated September 10, 2013, in connection with the Shares distributed under the Purchase Agreement. Pursuant to this supplement, the Company may issue up to US$8,500,000 of Shares under the terms of the Purchase Agreement. The Company may file additional prospectus supplements in the United States and Canada to qualify sales of additional Shares to LPC, having an aggregate value of up to US$30,000,000 including the Initial Purchase.

Avalon plans to use the net proceeds of the sales for working capital and other general corporate purposes, including funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Don Bubar, President & CEO at 416-364-4938.

Date of Report:

December 2, 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the filing of additional prospectus supplements of the Company, the ability of LPC to effect the purchase of Shares and the expected proceeds and use of proceeds from the sales of such Shares. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.